UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

Linx S.A. (“Linx” or “Company”), leading provider of retail management software in Brazil, informs that it has received a declaration from J O Hambro Capital Management Limited (“J O Hambro”), located at 1 St James’s Market – Level 3, London, SW1Y 4AH, England, stating that they reached an ownership interest corresponding to 5.10% of total common shares issued by the Company, totaling 9,660,843 (nine million, six hundred and sixty thousand, eight hundred and forty-three) shares as a consequence of the recent acquisition of common shares of the Company in operations held on the stock exchange.

J O Hambro also informed that this is an investment for portfolio diversification and that does not change the composition of the shareholding control or management of the Company. Finally, reported that it directly or indirectly does not holds any subscription bonus, right to subscribe for shares, option to buy shares or convertible debentures issued by the Company and that is not part of any contract or agreement which provides on right to vote on the purchase and sale of securities issued by the Company.

The full communication letter follows below.

São Paulo, March 26, 2020.

Ramatis Rodrigues

Investor Relations Officer

J O Hambro Capital Management Limited

Level 3

1 St James’s Market

London, SW1Y 4AH

Tel:  + 44 (0)20 7747 5678

Fax: + 44 (0)20 7747 5647

www.johcm.com

26 March 2020

Attn: Investor Relations

Linx S.A.

Doutora Ruth Cardoso Avenue, 7221

Edificio Birman 21 - Pinheiros

Sao Paulo

Brazil

CEP: 05425-902

Dear Sir,

OFFICIAL DECLARATION-POSITION IN LINX S.A. SHARES

We hereby notify Linx S.A. (the "Issuer") that we J O Hambro Capital Management Limited’s aggregate holdings in Linx S.A. (ISIN: BRLINXACNOR0) have reached the 5% disclosure limit, as at 23rd March 2020.

Account name	Legal representative	Tax ID	Holdings	% Holdings*
SEI Institutional Investments Trust (SIIT) World Equity ex-US Fund / JO HAMBRO	CITIBANK, N.A. SÃO PAULO	07.104.841/0001-98	6,331,842	3.35%
Ohio Public Employees Retirement System	JPMorgan S.A - DTVM	97.540.082/0001-07	3,329,001	1.75%

Total* – 9,660,843 (5.10%)

* Based on number of shares of 189,408,960

Other than the shareholding detailed above, we do not hold, directly or indirectly, any subscription bonus, rights to subscribe to shares, options to buy shares or convertible debentures into shares, on Linx S.A. at the time of writing.

Please be informed that our interest in Linx S.A. extends only as far as maintaining a diversified trading portfolio. As such, we have no interest in altering the composition of the control or administrative structures of Linx S.A.

J O Hambro Capital Management Limited. Registered in England No:2176004. Authorised & regulated by the Financial Conduct Authority. Registered office: Level 3, 1 St James’s Market, London, SW1Y 4AH.

The registered mark J O Hambro® is owned by Barnham Broom Holdings Limited and is used under licence.

JOHCM® is a registered trademark of J O Hambro Capital Management Limited.

Furthermore, at the time of writing, we are not a party to any agreement or contract regulating the right to vote or purchase and sell securities issued by Linx S.A.

Finally, we would be grateful if you would forward this declaration to the Comisseo de Valores Mobiliarios, Bovespa. Please do not hesitate to contact operations@johcm.co.uk if you require any further information.

Thank you for your kind attention.

Riki Holmes Head Of Operations	Markus Lewandowski Chief Operations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer